November 19, 1999

CONFIDENTIAL

MedLecture.com, Inc.
C/O Bonneau & Geismar, LLC
100 Lisbon Street
Lewiston, ME 04243

Re: Rule 4(2) or Regulation D, of the Securities Act of 1933 (the "Act"), private issuance of five million three hundred sixty-three thousand nine hundred eighty-seven (5,363,987) common shares of OTC:BB "ACAD"

Ladies and Gentlemen:

     We render herewith our opinion as to certain matters pursuant to the Plan of Merger dated November 19, 1999 (the "Plan"), made by and among Worldlecture.com, Inc. (the "Surviving Corporation"), a wholly-owned subsidiary of Acadia National Health Systems, Inc., a Colorado corporation ("Acadia"), and Medlecture.com, Inc., a Maine corporation (the "Disappearing Corporation"), involved in the Section 4(2) or Regulation D private placement of common shares of Acadia (the "Shares"), conducted in compliance with the Securities Act of 1933 (the "Act").

     In rendering our opinion, we have examined and relied upon the following:

     (a) The Restated Articles of Incorporation of Acadia, and the Articles of Incorporation of the Surviving Corporation, filed with the State of Colorado.

     (b) The materials contained in the Articles of Merger, Plan of Merger, Assignment Separate From Certificate and Irrevocable Stock Power, Transfer Agent
 Instructions and all accompanying documents, attachment and exhibits dated November 19, 1999 (the "Confidential Documents") concerning the placement of the Shares;

     (c) The Certificates of Good Standing of Acadia and the Surviving Corporation dated October 26, 1999 and November 9, 1999, respectively, attached hereto as Exhibit "A" (the "Company's Certificate").

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Medlecture.com, Inc.
November 19, 1999
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The opinions expressed in subparagraphs three, four, six, seven, nine and ten below, as to factual matters, are given in reliance upon Acadia and the Surviving Corporation's Securities Certificates;

     (d) Such other documents and instruments as we have deemed necessary in order to enable us to render the opinions expressed herein.

     For the purposes of rendering this opinion, we have assumed that no person or entity has engaged in fraud or misrepresentation regarding the inducement relating to, or the execution or delivery of, the documents reviewed. Furthermore, we express no opinion as to the validity of any of the assumptions, form, or content of any financial or statistical data contained in the Confidential Documents. We do not assume any obligation to advise officers, directors, their advisors or representatives of the parties to the Plan, beyond the opinions specifically expressed herein. The terms used in this opinion shall have the meaning ascribed to them in the Plan and other documents relied upon in rendering our opinion. As used in paragraphs five and nine hereof the phrase "of which we have knowledge" means that such knowledge is based solely upon conversations with representatives of Acadia and a review of our own files.

     Based upon the foregoing assumptions, our review of the above documents and my reliance, as to factual matters, upon the representations in Acadia and the Surviving Corporation's Certificate, and subject to the qualifications listed herein, we are of the opinion that:

     1. Acadia, the Surviving Corporation and Acadia Merger Holding Company, Inc. (the "Subsidiary Corporation") are duly organized and validly existing corporations under the laws of the State of Colorado, and upon the filing of required state documents with the appropriate authorities, are fully authorized to transact the business in which they are engaged in accordance with the Plan and as described in the Confidential Documents.

     2. The Plan has been duly authorized, executed and delivered by Acadia and the Surviving Corporation and is a valid and binding agreement of Acadia and the Surviving Corporation, each having adequate authorization and having taken all Company action necessary to authorize the indemnification provisions contained therein; provided, however, that no opinion is rendered as to the validity or enforceability of such indemnification provisions insofar as they are or may be held to be violative of public policy (under either state or federal law) against such types of provisions in the context of the offer, offer for sale, or sale of securities.

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Medlecture.com, Inc.
November 19, 1999
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     3.  The Shares, when issued and sold, will be validly and legally issued under the laws of the State of Colorado and have been registered on Form 10SB12G as prescribed by Regulation SB of the Securities Exchange Act of 1934 (the "Exchange Act"). The Shares, when issued and sold, will be fully paid and non-assessable. As of the date of this Opinion, Acadia has issued and outstanding 5,013,987 shares of Common Stock and 350,000 shares of Common Stock subject to derivative issue at the discretion of the Board of Directors, such fully diluted number of shares including those issued to Christopher O. Werner pursuant to a Settlement Agreement dated November 19, 1999.

     4. The Shares, when issued by Acadia, will conform in all material respects to all statements concerning them contained in the Confidential Documents and constitute one-half (&half;) of the issued and outstanding shares of stock of Acadia, plus unissued shares designated for use under employment agreements or other similar contractual agreements, whether verbal or written, or designated for issuance to company employees, agents or third parties.

     5. The consummation of the transactions discussed in the Confidential Documents by Acadia and the Surviving Corporation will not result in any breach of any of the terms of, or constitute a default under, the Articles of Incorporation or Bylaws, any mortgage, loan commitment, indenture, deed of trust, agreement or other instrument to which Acadia or the Surviving Corporation is a party and of which we have knowledge, or violate, insofar as it is directed to Acadia or the Surviving Corporation, any order of any court or any federal or state regulatory body or administrative agency having jurisdiction over it or over its property and of which we have knowledge.

     6. To the best of our knowledge, there is not in existence, pending or threatened any action, suit or proceeding to which Acadia or the Surviving Corporation is a party, except as set forth in the Confidential Documents, before any court or governmental agency or body, which might, if decided adversely, materially affect the subject matter of the Plan or the financial condition, business or prospects of Acadia or the Surviving Corporation.

     7.(a) Acadia, the Surviving Corporation and the Subsidiary Corporation have been duly organized and are validly existing corporations formed under the laws of the State of Colorado with full power and authority to own their properties and conduct their business as described in the Confidential Documents, including, but not limited to, the full power and authority to transact business as foreign corporations in the State of Maine.

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     7.(b) The incorporation of the Subsidiary Corporation is complete, will be funded with all of the assets of Acadia's medical billings, practice management and r (110 Sat. 1936) (codified in scattered sections of the United States Code, including 18, 26, 29 and 42 U.S.C.), which includes an expansion of provisions relating to fraud and abuse, creates additional criminal offenses relating to healthcare benefit programs, provides for forfeitures and asset freezing orders in connection with such healthcare offenses and contains provisions for instituting greater coordination of federal, state and local enforcement agency resources and actions.

In recent years, the focus of healthcare legislation has been on budgetary and related funding mechanism issues. Both the Congress and the Clinton Administration have made proposals to reduce the rate of increase in projected Medicare and Medicaid expenditures and to change funding mechanisms and other aspects of both programs. In late 1995, Congress passed legislation that would substantially reduce projected expenditure increases and would make significant changes in the Medicare and Medicaid programs. Acadia cannot predict the effect of pending legislation, if adopted, on its operations.

A number of states in which Acadia has operations either have adopted or are considering the adoption of healthcare reform proposals at the state level. Acadia cannot predict the effect of proposed state healthcare reform laws on its operations. Additionally, certain reforms are occurring in the healthcare market, including certain employer initiatives such as creating purchasing cooperatives and contracting for healthcare services for employees through managed care companies (including health maintenance organizations), and certain provider initiatives such as risk sharing among healthcare providers and managed care companies through 33333capitated contracts and integration among hospitals and physicians into comprehensive delivery systems. Consolidation of management and billing services through integrated delivery systems may result in a decrease in demand for Acadia billing services for particular physician practices.

EXISTING GOVERNMENT REGULATION

Existing government regulation can adversely affect Acadia's business through, among other things, its potential to reduce the amount of reimbursement received by Acadia's clients for healthcare services. Acadia's medical billing activities are also governed by numerous federal and state civil and criminal laws. In general, these laws provide for various fines, penalties, multiple damages, assessments and sanctions for violations, including possible exclusion from Medicare, Medicaid and certain other federal and state healthcare programs. Submission of claims for services or procedures that are not provided as claimed, or which otherwise violate the regulations, may lead to civil monetary penalties, criminal fines, imprisonment and/or exclusion from participation in Medicare, Medicaid and other federally funded healthcare programs. Specifically, the Federal False Claims Act allows a private person to bring suit alleging false or fraudulent Medicare or Medicaid claims or other violations of the statute and for such person to share in any amounts paid to the government in damages and civil penalties. Successful plaintiffs can receive up to 30% of the total recovery from the defendant. Such qui tam actions or "whistle blower" lawsuits have increased significantly in recent years and have increased the risk that a company engaged in the healthcare industry, such as Acadia and many of its customers, may become the subject of a federal or state investigation, may ultimately be required to defend a false claims action, may be subjected to government investigation and possible criminal fines, may be sued by private payors and may be excluded from Medicare, Medicaid and/or other federally funded healthcare programs as a result of such an action. Some state laws also provide for false claims actions, including actions initiated by a qui tam plaintiff. Any such proceeding or investigation could have a material adverse effect upon the Company.

The ownership and operation of hospitals is subject to comprehensive regulation by federal and state governments which may adversely affect hospital reimbursement. Such regulation could have an adverse effect on the operations of hospitals in general, and consequently reduce the amount of the Company's revenue related to potential hospital clients.

There can be no assurance that current or future government regulations or healthcare reform measures will not have a material adverse effect upon Acadia's business.

VOLATILITY OF STOCK PRICE

Acadia believes factors such as the Company's liquidity and financial resources, healthcare reform measures and quarter to quarter and year to year variations in financial results could cause the market price of Acadia Common Stock to fluctuate substantially. Any adverse announcement with respect to such matters or any shortfall in revenue or earnings from levels expected by Management could have an immediate and material adverse effect on the trading price of Acadia Common Stock in any given period. As a result, the market for Acadia Common Stock may experience material adverse price and volume fluctuations and an investment in the Company's Common Stock is not suitable for any investor who is unwilling to assume the risk associated with any such price and volume fluctuations.